Exhibit 12
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

						9 months
						ended
	Year ended December 31,					September 30,
	2007	2008	2009	2010	2011	2012
Earnings:
Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$(6,962)	$(5,341)	$1,289	$(7,657)	$(4,688)	$(3,885)
Interest expense, net of amortization of premium/discount	26,957	25,229	24,585	22,179	18,318	10,941
Amortization of deferred financing fees	1,036	992	1,047	1,276	1,246	911
Distributed income of equity investees	364	277	393	388	549	228
Total earnings	$21,395	$21,157	$27,314	$16,186	$15,425	$8,195
Fixed Charges (2):
Interest expense, net of amortization of premium/discount	$26,957	$25,229	$24,585	$22,179	$18,318	$10,941
Capitalized interest	58	453	554	13	911	2,708
Amortization of deferred fees	1,036	992	1,047	1,276	1,246	911
Total fixed charges	$28,051	$26,674	$26,186	$23,468	$20,475	$14,560
Consolidated ratio of earnings to fixed charges (1)	-	-	1.0	-	-	-

(1) For the years ended December 31, 2007, 2008, 2010 and 2011 fixed charges exceeded earnings by $6.7 million, $5.5 million, $7.3 million and $5.1 million, respectively. For the nine months ended September 30, 2012 fixed charges exceeded earnings by $6.4 million.

(2) As of September 30, 2012 and December 31, 2011 and 2010, the Trust accrued $3.0 million according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.